# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USCB Financial Holdings, Inc., CIK 0001901637
CUSIP: 90355N101
Title of class of securities: Class A Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 2301 NW 87th Avenue, Doral, Florida (FL), 33172
Date of event which requires filing of this statement: 09/02/2025
Filed by CIK 0001874961
Persons authorized to receive notices and communications: Howard Feinglass, Priam Capital Fund II, LP, 2000 Salzedo Street, Suite 1514, Coral Gables, Florida (FL), 33134, 914-393-2260; Jay Coogan, Esquire, Pierson Ferdinand LLP, 1650 Market Street, 36th Floor, Philadelphia, Pennsylvania (PA), 19103, (267) 265-8598

## Reporting persons
- PRIAM CAPITAL FUND II, LP (CIK 0001874961): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,018,309; sole dispositive power 0; shared dispositive power 4,018,309; aggregate amount beneficially owned 4,018,309 (20% of the class)
- PRIAM CAPITAL ASSOCIATES II, LLC (CIK 0001875134): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,018,309; sole dispositive power 0; shared dispositive power 4,018,309; aggregate amount beneficially owned 4,018,309 (20% of the class)
- HOWARD FEINGLASS (CIK 0001732866): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,814; shared voting power 4,018,309; sole dispositive power 17,814; shared dispositive power 4,018,309; aggregate amount beneficially owned 4,036,123 (20.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $1.00 Per Share
Name of issuer: USCB Financial Holdings, Inc.
Address of issuer's principal executive offices: 2301 NW 87th Avenue, Doral, Florida (FL), 33172
Comment:
The title and class of equity security to which this Schedule 13D relates is the Class A common stock, par value $1.00 per share ("Class A Common Stock"), of USCB Financial Holdings, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 2301 N.W. 87th Avenue, Doral, Florida 33172.

*This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed to amend and supplement the statement on Schedule 13D relating to the Class A Voting Stock of USCB Financial Holdings, Inc. (the "Issuer" or the "Company") as filed with the Securities and Exchange Commission (the "SEC") on January 6, 2022 (the "Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 is being filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

i. Priam Capital Fund II, LP, a Delaware limited partnership (the "Fund");
ii. Priam Capital Associates II, LLC, a Delaware limited liability Company and general partner of the Fund ("Fund GP"); and
iii. Howard Feinglass, the managing member of the Fund GP and a director of the Company.
Residence or business address: The business address of each member of the Reporting Persons is c/o Priam Capital Associates II, LLC, 2000 Salzedo Street, Suite 1514, Coral Gables, Florida 33134.
Present principal occupation or employment: The Fund was formed in order to engage in the acquiring, holding and disposing of investments in various companies. The Fund GP is the general partner of the Fund and was formed to act as the general partner of the Fund, to make investments through the Fund and to fulfill such other purposes as may be determined by the Fund from time to time. Mr. Feinglass is the managing member of the Fund GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, the Fund, the Fund GP and Mr. Feinglass each may be deemed to be a beneficial owner of the Common Stock held for the account of the Fund.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Fund is a Delaware limited partnership. The Fund GP is a Delaware limited liability company. Mr. Feinglass is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Priam Capital Fund II, LP(1):

Amount Beneficially Owned: 4,018,309
Percent of Class(2): 20.0
Sole Power to Vote or Direct the Vote: 0
Shared Power to Vote or Direct the Vote: 4,018,309
Sole Power to Dispose or Direct the Disposition: 0
Shared Power to Dispose or Direct the Disposition: 4,018,309

Priam Capital Associates II, LLC(1):

Amount Beneficially Owned: 4,018,309
Percent of Class(2): 20.0
Sole Power to Vote or Direct the Vote: 0
Shared Power to Vote or Direct the Vote: 4,018,309
Sole Power to Dispose or Direct the Disposition: 0
Shared Power to Dispose or Direct the Disposition: 4,018,309

Howard Feinglass(1):

Amount Beneficially Owned: 4,036,123
Percent of Class(2): 20.1
Sole Power to Vote or Direct the Vote: 17,814
Shared Power to Vote or Direct the Vote: 4,036,123
Sole Power to Dispose or Direct the Disposition: 17,814
Shared Power to Dispose or Direct the Disposition: 4,036,123

(1) Each of Priam Capital Associates II, LLC and Mr. Feinglass disclaims beneficial ownership of the voting common stock owned by the Fund, except to the extent of its or his pecuniary interest therein.

(2) This calculation is based on 20,078,385 shares of Class A Common Stock of the Company outstanding as of July 31, 2025 (20,089,885 shares of Class A Common Stock in the case of Mr. Feinglass assuming his options to purchase Class A Common Stock were exercised).
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: On September 2, 2025, the Fund distributed an aggregate number of 500,000 shares of Class A Common Stock to two unaffiliated limited partners in the Fund for no consideration.
Other persons with the right to receive dividends or sale proceeds: The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the account of the Fund in accordance with their ownership interests in the Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- PRIAM CAPITAL FUND II, LP: /s/ Howard Feinglass, Howard Feinglass, the managing member of Priam Capital Associates II, LLC, the general partner of Priam Capital Fund II, LP (09/04/2025)
- PRIAM CAPITAL ASSOCIATES II, LLC: /s/ Howard Feinglass, Howard Feinglass, its managing member (09/04/2025)
- HOWARD FEINGLASS: /s/ Howard Feinglass, Howard Feinglass (09/04/2025)